The undersigned shareholder of Sears Canada Inc. (the ‘‘Corporation’’) hereby appoints Brandon G. Stranzl, or failing him Carrie Kirkman, or failing her Franco Perugini, or instead of any of them, ………………………………………………………………. , as proxyholder of the undersigned, with full power of substitution, to attend and vote the common shares in the capital of the Corporation registered in the name of the undersigned on the following matters at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, April 27, 2016, at 8:00 a.m., Eastern time, and at any and all adjournments or postponements thereof:
(1)    ELECTION OF DIRECTORS
Vote FOR or WITHHOLD FROM VOTING in respect of the election of each of the nominees named in the accompanying Management Proxy Circular as directors:

01 R. Raja Khanna FOR	☐	WITHHOLD FROM VOTING	☐	06 S. Jeffrey Stollenwerck FOR	☐	WITHHOLD FROM VOTING	☐
02 Carrie Kirkman FOR	☐	WITHHOLD FROM VOTING	☐	07 Brandon G. Stranzl FOR	☐	WITHHOLD FROM VOTING	☐
03 Deborah E. Rosati FOR	☐	WITHHOLD FROM VOTING	☐
04 Anand A. Samuel FOR	☐	WITHHOLD FROM VOTING	☐
05 Graham Savage FOR	☐	WITHHOLD FROM VOTING	☐
(2)APPOINTMENT OF AUDITORS
VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ in respect of the appointment of Deloitte LLP as the Corporation’s Auditors, and authorizing the board of directors of the Corporation to set the Auditors’ remuneration;

(3)	APPROVAL OF THE OMNIBUS EQUITY INCENTIVE PLAN
VOTE FOR ☐ or AGAINST ☐ approving the Omnibus Equity Incentive Plan, as more fully described in the accompanying Management Proxy Circular;
(4)    such other business as may properly be brought before the meeting or any adjournment thereof.
If no specification is made regarding voting on any resolution then the proxy will be VOTED FOR the election of ALL the nominees named in the accompanying Management Proxy Circular as directors and VOTED FOR the appointment of Deloitte LLP as the Corporation’s Auditors, and authorizing the board of directors of the Corporation to set the Auditors’ remuneration.

This proxy confers discretionary authority on the proxyholder to vote as he or she feels fit in respect of the matters identified in the Notice of Meeting to Shareholders if no choice is specified, and to vote in his or her discretion with respect to amendments or variations to such matters or other matters that may properly come before the meeting or any adjournment thereof.

Dated this.......................day of ...................................................2016

...................................Signature of Shareholder---------------------------------
NOTES:
(1)     This form of proxy must be signed by the shareholder or by his/her attorney authorized in writing.
(2)     Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend and to act on his/her behalf at the meeting. If the shareholder wishes to exercise such right, he/she should insert the name of his/her appointee in the space provided.
(3)     This proxy is solicited by the management of the Corporation.
(4)     If this proxy is not dated in the space designated above, it shall be deemed to bear the date on which it was mailed by the Corporation.

THIS IS YOUR PROXY - DO NOT DESTROY. TO BE EFFECTIVE, THIS PROXY MUST BE DEPOSITED (i) BY MAIL C/O PROXY DEPARTMENT, P.O.BOX 721, AGINCOURT, ONTARIO, M1S 0A1 IN THE ENVELOPE PROVIDED; OR (ii) BY FACSIMILE AT (416) 368-2502 or 1(866)781-3111 (WITHIN CANADA AND THE UNITED STATES); OR (iii) VIA TELEPHONE AT 1(888) 489-7352 (WITHIN CANADA AND THE UNITED STATES); OR (iv) VIA THE INTERNET AT HTTP://WWW.CSTVOTEMYPROXY BY 5:00 P.M. (EASTERN TIME) ON APRIL 25, 2016 OR IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LATER THAN 5:00 P.M. (EASTERN TIME) ON THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MEETING, OR DELIVERED TO THE REGISTRATION TABLE ON THE DAY OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

(version française au verso)